Maslon Edelman Borman & Brand, LLP
90 South Seventh Street, Suite 3300
Minneapolis, Minnesota55402

April 5, 2006	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

Jeffrey P. Riedler
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manhattan Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-131814

Dear Mr. Riedler:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated February 23, 2006 with respect to the above-referenced matter (the “Comment Letter”). The following responses are numbered to correspond to the Comment Letter. Enclosed herewith for filing via Edgar is the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”).

1. Please revise your registration statement to include the disclosures of executive compensation information, including the information for the period ended December 31, 2005.

Response: On March 31, 2006, the Company filed its annual report on Form 10-KSB for the year ended December 31, 2005, which includes the Company’s executive compensation disclosures relating to 2005. The Registration Statement has now been revised to incorporate that report (including such compensation disclosures) into the prospectus.

Please do not hesitate to contact me with any questions concerning the Registration Statement or the response included in this letter.

Very truly yours,

/s/ Christopher J. Melsha

Christopher J. Melsha

Enclosure
cc:	Mary K. Fraser
Nicholas J. Rossettos